UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A
(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-13666

DARDEN RESTAURANTS, INC.
(Exact name of registrant as specified in its charter)
1000 Darden Center Drive Orlando, Florida 32837 (407) 245-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)
Common Stock, no par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

 Approximate number of holders of record as of the certification or notice date: None.

Explanatory Note: This Amendment No. 1 is being filed to make clear that the Company’s Common Stock continues to be subject to the reporting requirements of Section 13(a) or 15(d).

Pursuant to the requirements of the Securities Exchange Act of 1934, Darden Restaurants, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

/s/ Teresa M. Sebastian
Date: January 15, 2015	By: Teresa M. Sebastian
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary